Exhibit 21.1

SUBSIDIARIES

The following is a list of subsidiaries of Williams-Sonoma, Inc., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of February 3, 2013:

Subsidiary Name	Jurisdiction/Date of Incorporation

Williams-Sonoma Stores, Inc.	California, October 11, 1984

Williams-Sonoma DTC, Inc.	California, October 26, 2000